Exhibit 4.1

CERTIFICATE OF THE DESIGNATIONS, POWERS,

PREFERENCES AND RIGHTS

OF THE

CLASS B, SERIES ONE, CONVERTIBLE PREFERRED STOCK

(Par Value $.001 Per Share)

of

REDHAWK ENERGY CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

RedHawk Energy Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the Corporation), by its President,

DOES HEREBY CERTIFY:

FIRST: That, pursuant to authority expressly vested in the Board of Directors of said Corporation by the provisions of its Certificate of Incorporation, said Board of Directors duly adopted the following resolution providing for the designation and issuance of 450,000 shares of Class B, Series One, Convertible Preferred Stock, $.001 par value:

RESOLVED, that this Board of Directors, pursuant to authority expressly vested in it by the provisions of the Certificate of Incorporation of the Corporation, hereby authorizes the issue from time to time of a series of Preferred Stock of the Corporation and hereby fixes the designation, preferences and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, in addition to those set forth in said Certificate of Incorporation, to be in their entirety as follows:

Section 1. Designation and Number. The series of Preferred Stock is designated and known as Class B, Series One, Convertible Preferred Stock. The number of shares constituting Class B, Series One, Convertible Preferred Stock (the Series One Preferred Stock) is 450,000. All equity securities of the Corporation ranking as to dividends or distributions of assets on liquidation, dissolution or winding up of the Corporation that are junior to the Series One Preferred Stock, including the Corporation’s Class B, Series Two, Convertible Preferred Stock, $.001 par value, and common stock, $.001 par value (the Common Stock), are sometimes hereinafter referred to as Junior Securities.

Section 2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the shares of Series One Preferred Stock are entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any Junior Securities by reason of their ownership thereof, an amount equal to $100 per share (the Liquidation Value), plus any accrued but unpaid dividends on the Series One Preferred Stock. All of the preferential amounts to be paid to the holders of the Series One Preferred Stock under this Section 2 is paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to, the holders of any Junior Securities, in connection with such liquidation, dissolution or winding up. If the assets or surplus funds to be distributed to the holders of the Series One Preferred Stock are insufficient to permit the payment to such holders of their full preferential amount, the assets and surplus funds legally available for distribution are distributed ratably among the holders of the Series One Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(a) After the payment or the setting apart of payment to the holders of the Series One Preferred Stock of the preferential amounts so payable to them, the holders of the junior Securities are entitled to share ratably all remaining assets of the Corporation.

(b) A consolidation or merger of the Corporation (other than a merger where (i) the Corporation is the surviving corporation or (ii) the Corporation is not the surviving entity but the holders of a majority of the voting power of the Corporation prior to such merger or consolidation hold a majority of the voting power of the surviving entity), or a sale of substantially all of the assets of the Corporation is deemed a liquidation, dissolution or winding up of the Corporation and entitle the holders of the Series One Preferred Stock to receive the amounts specified in this Section 2, upon the terms stated herein.

Section 3. Conversion into Common Stock. The holder of any shares of Series One Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Series One Preferred Stock is convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Series One Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The conversion price at which shares of Common Stock is deliverable upon conversion of Series One Preferred Stock without the payment of any additional consideration by the holder thereof (the Series One Conversion Price) initially equals $0.763 per share of Common Stock. The Series One Conversion Price is subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series One Preferred Stock is convertible, as hereinafter provided.

(b) Mechanics of Conversion. No fractional shares of Common Stock are issued upon conversion of the Series One Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Series One Conversion Price. Before any holder of Series One Preferred Stock is entitled to receive certificates representing shares of Common Stock issuable upon conversion of the Series One Preferred Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series One Preferred Stock, and shall, in the case of conversion under Section 3(a) hereof, give written notice to the Corporation at such office that he elects to convert the same, and shall state therein his name or the name or names of his nominees in which he wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable after receipt of the certificate(s) representing Series One Preferred Stock, issue and deliver at such office to such holder of Series One Preferred Stock, or to his nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which he is entitled as aforesaid, together with cash in lieu of any fraction of a share and cash in payment of declared dividends on the shares of Series One Preferred Stock converted through the date of conversion, and a certificate or certificates for such shares of Series One Preferred Stock as were represented by the certificates surrendered and not converted. Voluntary conversions pursuant to Section 3(a) hereof is deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series One Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon conversion is treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(c) Adjustments to Conversion Price for Diluting Issues:

(i) Special Definitions. For purposes of this Section 3(c) and the other provisions of this Certificate, the following definitions apply:

(1) Option means rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(2) Original Issue Date means the date on which the first share of Series One Preferred Stock is originally issued.

(3) Membership Interest Purchase Agreement means that certain Membership Interest Purchase Agreement, dated as of October 30, 2009, pertaining to the sale and purchase by the Corporation of memberships in certain subsidiaries of Xxtreme Group, L.L.C., a Louisiana limited liability company, and the Company, a copy of which is on file at the office of the Corporation.

(4) Convertible Securities means any evidences of indebtedness, shares (other than Common Stock and Series One Preferred Stock), or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(5) Additional Shares of Common Stock means all shares of Common Stock issued (or, under Section 3(c)(iii) hereof, is deemed to be issued) by the Corporation after the Original Issue Date, but does not include:

(A) Shares of Common Stock issued or issuable upon conversion of shares of the Series One Preferred Stock;

(B) Shares of Common Stock issued or issuable upon conversion of shares of Class B, Series Two, Convertible Preferred Stock.

(C) Shares of Common Stock issued or issuable in connection with the acquisition of another corporation or other entity by the Corporation by merger, purchase of substantially all the stock or assets or other reorganization; provided that such acquisition and its terms have been approved by the Board of Directors of the Corporation; and

(D) By way of dividend or other distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing provisions of this Section 3(c)(5) or on Common Stock so excluded.

(ii) No Adjustment of Conversion Price.

(A) No adjustment in the number of shares of Common Stock into which the Series One Preferred Stock is convertible may be made, by adjustment in the Series One Conversion Price in respect of the issuance of Additional Shares of Common Stock or otherwise, unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Series One Conversion Price in effect on the date of, and immediately prior to, the issue of any such Additional Shares.

(B) Notwithstanding anything contained herein to the contrary, if the Corporation at any time after the date hereof declares or pays any dividend on the Common Stock payable in Common Stock, or effects a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of Common Stock, and the result thereof is to reduce the ownership interest of the Series One Preferred Stock in the Corporation by more than 5%, assuming all warrants, options and convertible securities outstanding are exercised, then the transaction effectuating such measures is subject to the approval of a majority of the outstanding Series One Preferred Stock, so long as at least 100,000 shares of Series One Preferred Stock remain outstanding.

(iii) Issue of Securities Deemed Issue of Additional Shares of Common Stock.

(1) Options and Convertible Securities. If the Corporation from time to time after the Original Issue Date issues any Options or Convertible Securities or fixes a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, is deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date has been fixed, as of the close of business on such record date. Notwithstanding the foregoing provisions of this Section 3(c)(iii)(1) to the contrary, (y) Additional Shares of Common Stock is not deemed to have been issued unless the consideration per share (determined under Section 3(c)(v) hereof) of such Additional Shares of Common Stock would be less than the Series One Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be; and (z) in any such case in which Additional Shares of Common Stock are deemed to be issued, then the following provisions apply:

(A) No further adjustment in the Series One Conversion Price is made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Series One Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, upon any such increase or decrease becoming effective, must be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C) Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which have not been exercised, the Series One Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, upon such expiration, must be recomputed as if:

(I) In the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(II) In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation

(determined under Section 3(c)(v) hereof) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(D) No readjustment under Sections 3(c)(iii)(B) or (C) hereof has the effect of increasing the Series One Conversion Price to an amount which exceeds the lower of (i) the Series One Conversion Price on the original adjustment date, or (ii) the Series One Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(E) In the case of any Options which expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Series One Conversion Price may be made until the expiration or exercise of all such Options, whereupon such adjustment is made in the same manner provided in Section 3(c)(iii)(C) hereof; and

(F) If such record date has been fixed and such Options or Convertible Securities have not been issued on the date fixed therefor, the adjustment previously made in the Series One Conversion Price which became effective on such record date is canceled as of the close of business on such record date, and thereafter the Series One Conversion Price is adjusted in accordance with this Section 3(c)(iii) as of the actual date of their issuance.

(2) Stock Dividends, Stock Distributions and Subdivisions. If the Corporation after the Original Issue Date declares or pays any dividend or makes any other distribution on the Common Stock payable in Common Stock, or effect a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then and in any such event, Additional Shares of Common Stock is deemed to have been issued:

(A) In the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend or distribution, or

(B) In the case of any such subdivision, at the close of business on the date immediately prior to the date upon which such corporate action becomes effective.

If such record date has been fixed and such dividend has not been fully paid on the date fixed therefor, the adjustment previously made in the Series One Conversion Price which became effective on such record date is canceled as of the close of business on such record date, and thereafter the Series One Conversion Price is adjusted pursuant to this Section 3(c)(iii) as of the time of actual payment of such dividend.

(iv) Adjustment of Conversion Price of Series One Preferred Stock Upon Issuance of Additional Shares of Common Stock. If the Corporation issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued under Section 3(c)(iii) hereof, but excluding Additional Shares of Common Stock deemed to be issued under Section 3(c)(iii)(2) hereof, which event is addressed in Section 3(c)(vi) hereof) without consideration or for a consideration per share less than the Series One Conversion Price in effect on the date of and immediately prior to such issue, then such Series One Conversion Price is reduced, concurrently with such issue to a price (calculated to the nearest cent) determined by multiplying the Series One Conversion Price in effect immediately prior to such adjustment with respect to the Series One Preferred Stock by a fraction:

(x) The numerator of which is (1) the number of shares of Common

Stock outstanding immediately prior to such issue (including shares of Common Stock issuable upon conversion of any outstanding Series One Preferred Stock or Convertible Securities) plus (2) the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series One Conversion Price, and

(y) The denominator of which is (1) the number of shares of Common Stock outstanding immediately prior to such issue (including shares of Common Stock issuable upon conversion of any outstanding Series One Preferred Stock or Convertible Securities) plus (2) the number of such Additional Shares of Common Stock so issued; provided that the Series One Conversion Price in effect with respect to the Series One Preferred Stock shall not be so reduced at such time if the amount of such reduction would be an amount less than $0.001, but any such amount is carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.001 or more.

(v) Determination of Consideration. For purposes of this Section 3(c), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock is computed as follows:

(1) Cash and Property: Such consideration shall:

(A) Insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

(B) Insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(C) If Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) of this Section 3(c)(iv)(1), as determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued under Section 3(c)(iii)(1) hereof, relating to Options and Convertible Securities, is determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(vi) Adjustment for Dividends, Distributions, Subdivisions, Combinations or Consolidation of Common Stock.

(1) Stock Dividends, Distributions or Subdivisions. If the Corporation issues Additional Shares of Common Stock under Section 3(c)(iii)(2) in a stock dividend, stock distribution or subdivision, the Series One Conversion Price in effect immediately prior to such stock dividend, stock distribution or subdivision shall, concurrently with the effectiveness of such stock dividend, stock distribution or subdivision, be proportionately decreased.

(2) Combinations or Consolidations. If the outstanding shares of Common Stock is combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series One Conversion Price in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(vii) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of Series One Preferred Stock is thereafter convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series One Preferred Stock would have been entitled upon such consolidation, merger or conveyance. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors) must be made in the application of the provisions herein with respect to the rights and interest thereafter of the holders of the Series One Preferred Stock, so that the provisions herein (including provisions with respect to changes in and other adjustments of the Series One Conversion Price) are thereafter applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series One Preferred Stock.

(d) No Impairment. The Corporation may not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid, or seek to avoid, the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but must at all times in good faith assist in the carrying out of all the provisions of this Section 3, and take all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series One Preferred Stock against impairment.

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series One Conversion Price under this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series One Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series One Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series One Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series One Preferred Stock.

(f) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Corporation shall mail to each holder of Series One Preferred Stock at least ten days prior to the record date specified for such action, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution and describing such dividend or distribution.

(g) Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Series One Preferred Stock.

Section 4. Redemption/Dividends.

(a) Sinking Fund. The Corporation is obligated to establish in a segregated account established solely for the purposes of paying dividends and redeeming the Series One Preferred Stock (the Sinking Fund) under the terms of the Membership Interest Purchase Agreement (as that term is defined in Section 3(c)(3) hereof).

(b) Scheduled Dividend and Redemption Payments.

(i) On the tenth business day following the last business day of each fiscal quarter, commencing for the quarter ending December 31, 2009, the Corporation is obligated to deposit in the Sinking Fund an amount equal to 50% of the Excess Cash Flow of the Companies on a consolidated basis. The term Excess Cash Flow of the Companies means for the applicable fiscal period, an amount equal to EBITDA, less (A) principal payments of the Companies debt, (B) taxes, and (C) capital expenditures incurred by the Companies not financed from a financial institution. The term Companies means Xxtreme Pipe Services, LLC, Xxtreme Pipe Storage, LLC, Xxtreme Tubular Processors, LLC, and Wolf Pack Rentals, LLC, all Texas limited liability companies.

(ii) The Corporation’s obligation to make any payments of dividends or payments to redeem the Series One Preferred Stock prior to October 30, 2014, under the terms of this instrument, is limited solely to the funds available in the Sinking Fund and it is not obligated to utilize any other funds of the Corporation for such purpose, unless the Corporation agrees otherwise.

(iii) After the fiscal year ended December 31, 2009, the Corporation is obligated to pay accrued dividends at the Dividend Rate specified in Section 4(c) hereof, on the Series One Preferred Stock on the tenth business day following the last business day of each fiscal quarter (the Dividend Payment Date), commencing on or before January 15, 2010, and continuing on the same date each quarter thereafter, so long as any shares of Series One Preferred Stock remain outstanding.

(iv) The Corporation is obligated to begin redemption of the Series One Preferred Stock following the fiscal year ending on December 31, 2012, to the full extent of funds available in the Sinking Fund, commencing on the first Dividend Payment Date immediately following the date that is within 30 days after the date of delivery of the Corporation’s annual audit prepared by its certified public accountants for fiscal year 2012, and continuing quarterly thereafter on each subsequent Dividend Payment Date until the full redemption of all Series One Preferred Stock has been completed. Each such redemption payment is payable after payment of all dividends accrued as of each such Dividend Payment Date.

(v) At the end of each fiscal year, the Corporation shall prepare a reconciliation statement of the quarterly Dividend Payments made for such fiscal year of the Corporation showing the difference, if any, between the sum of the quarterly Dividend Payments payable during such fiscal year, and 50% of Excess Cash Flow of the Companies on a consolidated basis. If the amount of such Dividend Payments exceeds such 50% of Excess Cash Flow, for such fiscal year, then such excess amount previously paid by the Company will be credited against next accruing dividends owed and then any against future redemption payments. If the amount of such Dividend Payments is less than such Excess Cash Flow, then such deficient amount is due and payable on the next scheduled quarterly Dividend Payment Date.

(v) The Company is obligated to redeem all outstanding, unredeemed shares of Series One Preferred Stock and cumulative unpaid dividends computed at the Dividend Rate due and owing as of the date of such payment, on or before January 15, 2015 (the Final Redemption Date). If the Sinking Fund is insufficient for to pay the entirety of such amounts on the Final Redemption Date, then the Company is obligated to make such payment from other legally available funds.

(vii) “Claw-back” Provision. Notwithstanding anything contained herein to the contrary, the number of shares of Series One Preferred Stock and any Dividend Payments previously paid or due thereon, are subject to reduction under the provisions of Section 1.4 of the Membership Interest Purchase Agreement, captioned “Post Closing Adjustments”. To the extent that dividends have been paid on a number of shares of Series One Preferred Stock in excess of the number of shares resulting from the adjustment set forth in said Section 1.4 of the Membership Interest Purchase Agreement, the amount of the overpayment will be credited to the redemption payment due upon the Final Redemption Date.

(c) Dividend Rate. The holders of the Series One Preferred Stock is entitled to receive, out of the funds of the Corporation legally available therefor, cumulative cash dividends at the annual rate of 3.5% (the Dividend Rate) of the Liquidation Value, computed on a simple interest basis, from the operations of the Corporation, upon and in connection with a liquidation, dissolution or winding up of the Corporation under Section 2 hereof, or upon and in connection with a redemption of the Series One Preferred Stock under Section 4 hereof. Such dividends begin to accrue with respect to any shares of Series One Preferred Stock on the date of issuance of such shares. Dividends are payable to holders of record, as they appear on the stock books of the Corporation on the date of such payment is to be made.

(d) Redemption Procedure/Rights. The Corporation shall, at least 30 days but no more than 45 days prior to each date the Corporation is obligated to redeem shares of Series One Preferred Stock (a Redemption Date), mail to each holder of Series One Preferred Stock a notice setting forth the date (a Noticed Redemption Date) and place of redemption and the number of shares and the certificate numbers thereof which are to be redeemed. Shares of Series One Preferred Stock required to be redeemed are redeemed pro rata from all holders of Series One Preferred Stock. Except as set forth in Section 4(g) hereof, nothing contained herein restricts the right of the holders of the Series One Preferred Stock to convert their Series One Preferred Stock in accordance with the provisions of Section 3. If shares of Series One Preferred Stock scheduled for redemption are not redeemed because of a prohibition under applicable law, such shares are redeemed as soon as such prohibition no longer exists. The Series One Preferred Stock that has not been redeemed shall remain issued and outstanding until the Redemption Price has been paid in full and entitled to all rights and preferences provided herein. Upon the exercise of any redemption right under this Section 4, the holder of the Series One Preferred Stock being redeemed shall deliver certificates representing such shares to the Corporation in exchange for the Redemption Price. Such shares shall no longer be deemed to be outstanding after such date of redemption and payment of the Redemption Price has been made in full to the holders of those shares scheduled for redemption. In case less than all the shares represented by any such certificate are redeemed, a new certificate is issued representing the unredeemed shares without cost to the holder thereof.

(e) Redemption Price. The redemption price (the Redemption Price) for each share of Preferred Stock redeemed under this Section 4 equals $100 (subject to adjustment to reflect any stock dividend, stock split or other form of recapitalization occurring after the date hereof), plus any accrued but unpaid dividends thereon through the applicable Redemption Date.

(f) Redeemed or Otherwise Acquired Shares to be Retired. Any shares of the Series One Preferred Stock redeemed under this Section 4 or otherwise acquired by the Corporation in any manner whatsoever is permanently retired immediately on the acquisition thereof and may not be reissued; and the Corporation shall from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series One Preferred Stock accordingly.

(g) Dividends after Redemption Date. Notice of redemption having been so mailed and provision for payment of the Redemption Price for such shares on the specified date having been made by the Corporation, then, unless default be made in the payment of the Redemption Price for such shares when and as due, the shares of Series One Preferred Stock designated for redemption are not entitled to any dividends accruing after the date specified for redemption.

(h) Legally Available Funds. For the purpose of determining whether funds are legally available for redemption of shares of Series One Preferred Stock as provided herein, the Corporation shall value its assets at the highest amount permissible under applicable law. If on any Redemption Date funds of the Corporation legally available therefor is insufficient to redeem all the shares of Series One Preferred Stock required to be redeemed as provided herein, funds to the extent legally available are used for such purpose and the Corporation shall apply such funds to each holder’s shares of Series One Preferred Stock pro rata according to the number of shares held by each holder of Series One Preferred Stock.

(i) Termination of Conversion. If the Corporation has mailed written notice of redemption to the holders of record of shares of Series One Preferred Stock in accordance with the terms of Subsection 4(c) hereof, the holder’s right to convert such shares called for redemption shall cease at the close of business on the Redemption Date, unless the Corporation defaults in the payment of the Redemption Price.

Section 5. Voting Rights.

(a) Except as otherwise required by law, the holders of the Series One Preferred Stock and the holders of the Common Stock and other Junior Securities are entitled to notice of any stockholders’ meeting and to vote upon any matter submitted to a stockholder for a vote, on the following basis, except as otherwise provided in Subsection 5(b) hereof:

(i) Holders of Common Stock shall have one vote per share; and

(ii) Holders of Series One Preferred Stock have the number of votes per share that equals the number of shares of Common Stock into which each such share of Series One Preferred Stock held by such holder is convertible.

(b) Except as otherwise required by law, the holders of Series One Preferred Stock are entitled to vote upon and approve the following matters:

(i) The holders of the Series One Preferred Stock issued and outstanding are entitled, voting separately as a class, to elect (A) three members of the Corporation’s Board of Directors, so long as the holders of such Series One Preferred Stock represents at least 50% of the voting shares of the Corporation, or (B) two members of such Board, if the holders of such Series One Preferred Stock represents less than 50% of the voting shares of the Corporation, provided however, if less than 100,000 shares of such Series One Preferred Stock are outstanding, the exclusive right granted to such holders in this subsection (i) terminate.

(ii) The holders of the Common Stock (and any other Junior Securities as authorized by the Board of Directors), voting separately as a class, are entitled to elect the two members of the Corporation’s Board of Directors.

(iii) A majority of the holders of the issued and outstanding Series One Preferred Stock, voting separately as a class, are entitled to approve all capital expenditures in a single transaction of more than $50,000, or a series of transactions of more than $100,000 that occurs in any 30 day period, the purchase of which capital items was not financed by the Corporation.

Section 6. Certain Restrictions. Whenever dividends or Redemption Payments payable on the Series One Preferred Stock as prescribed in Section 4 hereof are in arrears, or the Corporation has failed to comply with the provisions of Sections 4(a) and 4(b)(1) hereof, thereafter and until all accrued and unpaid dividends and Redemption Payments, whether or not earned or declared, on the Series One Preferred Stock outstanding have been paid in full, and the Corporation has complied with such provisions of Section 4 hereof, the Corporation may not do any of the following:

(a) Declare or pay dividends, or make any other distributions, on any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series One Preferred Stock;

(b) Declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series One Preferred Stock, except dividends paid ratably on the Series One Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(c) Redeem or purchase or otherwise acquire for consideration any Junior Securities (either as to dividends or upon liquidation, dissolution or winding up) to the Series One Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire any such Junior Securities in exchange for any other Junior Securities of the Corporation or rights, warrants or options to acquire such Junior Securities.; or

(d) Redeem or purchase or otherwise acquire for consideration any Class A Preferred Shares, or any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Class A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

Section 7. Covenants. So long as any of the shares of the Series One Preferred Stock authorized hereby are outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of not less than 60% of such outstanding shares of Series One Preferred Stock, voting separately as a class:

(a) Amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or By-laws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of the Series One Preferred Stock;

(b) Reclassify any Common Stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series One Preferred Stock;

(c) Create or issue any securities of the Corporation which have equity features and which rank on parity with or senior to the Series One Preferred Stock upon payment of dividends or upon liquidation or other distribution of assets;

(d)	Increase the authorized number of shares of Series One Preferred Stock;

(e) Merge, consolidate, sell, lease, exchange or otherwise dispose of all or substantially all its property and assets unless (i) the Corporation is the surviving corporation following such merger or consolidation or (ii) the Corporation is not the surviving entity but the holders of a majority of the voting power of the Corporation prior to such merger or consolidation hold a majority of the voting power of the surviving entity; or

(f) Increase the authorized number of directors constituting the entire Board of Directors of the Corporation to a number greater than five.

SECOND: That such determination of the designation, preferences and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, relating to said Series One Preferred Stock, was duly made by the Board of Directors pursuant to the provisions of the Certificate of Incorporation of the Corporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended.

IN WITNESS WHEREOF, RedHawk Energy Corporation has caused this Certificate of Designations to be executed this 29th day of October, 2009.

REDHAWK ENERGY CORPORATION

By:	/s/ G. Darcy Klug
G. Darcy Klug, its President